March 27, 2017

VIA EDGAR

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Mail Stop 4561

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                          Leaf Group Ltd.

 Registration Statement on Form S-3

 Filed February 24, 2017
 File No. 333-216226

Dear Ms. Woo:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Leaf Group Ltd. (the “Company”) hereby requests acceleration of the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-216226) so that it may become effective at 4:00 p.m., Eastern Daylight Time, on March 29, 2017, or as soon as practicable thereafter. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Bradley C. Weber at (650) 752-3226. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Bradley C. Weber, by facsimile to (858) 726-7516 or by email to BWeber@goodwinlaw.com.

Please feel free to direct any questions concerning this request to Bradley C. Weber of Goodwin Procter LLP at (650) 752-3226.

1655 26th Street, Santa Monica, CA  90404-4016   310-394-6400

Sincerely,

LEAF GROUP LTD.

By:	/s/ Sean Moriarty
Sean Moriarty
Chief Executive Officer

cc:              Ivan Griswold, Staff Attorney (Securities and Exchange Commission)

 Daniel Weinrot, EVP Legal & General Counsel (Leaf Group Ltd.)

 Bradley C. Weber (Goodwin Procter LLP)

1655 26th Street, Santa Monica, CA  90404-4016   310-394-6400